UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 9, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    A news release dated 1 December 2011 entitled ‘Vodafone acquires Bluefish Communications – Acquisition significantly enhances Vodafone’s Unified Communications Expertise’

2.                                    A news release dated 1 December 2011 entitled ‘Protecting Children, Empowering Parents’

3.                                    A news release dated 6 December 2011 entitled ‘The Smartphone Revolution: Accessible to All’

4.                                    Stock Exchange Announcement dated 2 December 2011 entitled ‘Transactions in Own Securities’

5.                                    Stock Exchange Announcement dated 6 December 2011 entitled ‘Transactions in Own Securities’

6.                                    Stock Exchange Announcement dated 7 December 2011 entitled ‘Transactions in Own Securities’

7.                                    Stock Exchange Announcement dated 8 December 2011 entitled ‘Transactions in Own Securities’

8.                                    Stock Exchange Announcement dated 8 December 2011 entitled ‘Share Purchases’

9.                                    Stock Exchange Announcement dated 12 December 2011 entitled ‘Transactions in Own Securities’

10.                            Stock Exchange Announcement dated 13 December 2011 entitled ‘Transactions in Own Securities ‘

11.                            Stock Exchange Announcement dated 14 December 2011 entitled ‘Transactions in Own Securities’

12.                            Stock Exchange Announcement dated 15 December 2011 entitled ‘Transactions in Own Securities’

13.                            Stock Exchange Announcement dated 16 December 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

14.                            Stock Exchange Announcement dated 19 December 2011 entitled ‘Transactions in Own Securities’

15.                            Stock Exchange Announcement dated 20 December 2011 entitled ‘Transactions in Own Securities’

16.                            Stock Exchange Announcement dated 21 December 2011 entitled ‘Transactions in Own Securities’

17.                            Stock Exchange Announcement dated 22 December 2011 entitled ‘Transactions in Own Securities’

18.                            Stock Exchange Announcement dated 23 December 2011 entitled ‘Transactions in Own Securities’

19.                            Stock Exchange Announcement dated 28 December 2011 entitled ‘Transactions in Own Securities’

20.                            Stock Exchange Announcement dated 29 December 2011 entitled ‘Transactions in Own Securities’

21.                            Stock Exchange Announcement dated 30 December 2011 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

1 December 2011

VODAFONE ACQUIRES BLUEFISH COMMUNICATIONS

ACQUISITION SIGNIFICANTLY ENHANCES VODAFONE’S UNIFIED COMMUNICATIONS EXPERTISE

Vodafone Global Enterprise – the business within Vodafone which manages the communications needs of its largest multinational customers – is strengthening its professional services arm through the acquisition of European IT and communications consultancy, Bluefish Communications Ltd.

Bluefish will form the nucleus of a new Unified Communications and Collaboration practice within Vodafone Global Enterprise, which will focus on advising multinational companies on how to get the most from their mobile, fixed line and IT services, as well as offering guidance on the adoption of cloud services.

The practice will also advise large corporate customers on how new collaboration services, such as video conferencing and presence awareness, can boost their business’s performance.

Unified Communications seeks to make fixed and mobile communications more efficient, optimise and reduce costs, and enable better collaboration between employees, business partners and clients.

Bluefish has been recognised as one of the fastest growing technology companies in both the UK and Europe.  The acquisition will expand Bluefish’s geographical reach as it becomes part of Vodafone Global Enterprise’s global network.

Further services on offer to Vodafone’s multinational customers will include:

•	An audit of existing infrastructure and future communication needs.

•	Advice on moving to a communications strategy that spans mobile, fixed line and IT.

•	Management of system integrators and vendors to ensure an effective and unified communications network closely aligned to business strategy.

Nick Jeffery, CEO of Vodafone Global Enterprise said: “The acquisition of Bluefish further develops our expertise in unified communications and broadens the range of services we can offer to our multinational customers. Having the right information at the right time, in the right place, has never been more important to business success and this acquisition will enhance our ability to advise multinationals on how to maximise value from their communications.”

The value of the gross assets being acquired is £3.14m.

-ends-

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 391 million customers in its controlled and jointly controlled markets as at 30 September 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com.

About Vodafone Global Enterprise

Vodafone Global Enterprise provides managed communications services to many of the world’s leading global companies. It supports communications wherever its customers are present:  in Europe, the Middle East, Africa, Asia Pacific and the United States.  Vodafone was positioned in the “Leaders” quadrant of the Magic Quadrant for Pan-Western European Mobile Service Providers and the Magic Quadrant for Telecom Expense Management.

www.enterprise.vodafone.com.

About Bluefish Communications

Founded in 2004 and headquartered in Reading, UK, Bluefish is a technology consultancy and professional services company specialising in the delivery of complex projects, service design and technical architecture.  It delivers a strong capability in IT networking and applications in particular in Unified Communications design and implementation and hosted (cloud) portfolio design and implementation.

Bluefish is independently recognised as the market leader in its field:

•	Sunday Times Tech Track 100 “Fastest growing UK technology companies”, 3 consecutive years 2007, 2008, 2009

•	Deloitte fast 50, 2010 UK’s fastest growing technology companies

•	Deloitte fast 500, 2010 EMEA’s fastest growing technology companies

Bluefish services are concentrated in three areas, Consulting, Resourcing and Outsourcing.  Consulting – preparing business cases, delivering transition and transformation services, business improvement, service management, solutions architecture and generally solving business challenges and technology deployment issues.  Resourcing – supporting our clients when they need a specific skill, either filling an interim gap or augmenting a client’s team. Outsourcing – when a client transfers an operational or service process to Bluefish and buys back a managed service, often involving service improvement, a reduction in costs and the transfer of staff and assets from the client to Bluefish.

For further information:

Vodafone Group
Media Relations Tel: +44 (0) 1635 664444	Investor Relations Tel: +44 (0)1635 33251

Thursday 1 December 2011

PROTECTING CHILDREN, EMPOWERING PARENTS

Vodafone today announced the launch of two initiatives to protect children and young people and to empower and inform parents as smartphones play an increasingly important role in how families manage their daily lives.

Additionally, Vodafone announced today that it is to be a founding member of a new pan-European task force, the CEO Coalition, established by the European Commissioner for the Digital Agenda, Neelie Kroes, to enhance child safety online. For further details of the CEO Coalition, visit:

http://ec.europa.eu/information_society/activities/sip/self_reg

Vodafone Guardian app

Vodafone has developed a new smartphone app, the Vodafone Guardian, which enables parents and carers to protect children and young people from inappropriate calls, messages and online content. The app is launched today in Egypt, Germany, Italy, the Netherlands, New Zealand, Spain and the UK with other markets to follow next year. It is available free of charge.

Vodafone Guardian is designed for the Android operating system - used by smartphone manufacturers such as Samsung, HTC and Sony Ericsson, as well as on Vodafone’s own brand smartphones – and offers parents a greater degree of control than is available on other smartphones available today.

The Vodafone Guardian app enables parents to configure their children’s smartphones to:

block specific contacts or mobile phone numbers to prevent ‘cyber-bullying’ text messages or calls;

transfer ‘cyber-bullying’ text messages to a secure folder in the smartphone’s onboard memory. This folder can only be accessed by the child’s parent or carer, ensuring that abusive texts are stored should they need to be used as evidence with a school or the police;

restrict outgoing calls to individual contacts only (for example, Mum, Dad, carer, specific friends) - a useful safety measure for younger children getting used to a mobile phone for the first time;

specify times during which calls can or cannot be made or received. Time-limits can also be set for the use of specific apps. During ‘no calls or apps’ periods, use of apps and all inbound or outbound calls can be blocked – a helpful way for parents to enforce homework time or bedtime. Restrictions can also be applied on a contact-by-contact basis;

block access to the mobile internet at specific times - such as during school hours or overnight - or at all times. The restrictions apply across all wireless networks, including 3G, WiFi and Bluetooth; and

deactivate the smartphone’s camera at specific times, particularly when parents are not available to advise young people on what is and it not appropriate to photograph and share online.

The Vodafone Guardian app also includes the following functions set by default:

a text message is sent to the parent or carer’s mobile phone if the child calls the emergency services; and

calls made by the child to specific counselling hotlines for children, such as Childline in the UK or Protegeles in Spain, are not recorded in the outgoing calls log on the child’s smartphone, ensuring full confidentiality for the child at all times.

Mobile internet content

Vodafone has established network-level content filters in nine countries, under which internet content unsuitable for under-18s can be blocked over 3G networks without adult consent.

Vodafone also works closely with the Internet Watch Foundation (www.iwf.org.uk) in supporting the industry hotline for reporting child pornography websites and is a founder member of the GSMA Alliance against Child Sexual Abuse Content.

Vodafone Digital Parenting app

In addition to the Vodafone Guardian app, Vodafone has today launched a companion app, Vodafone Digital Parenting. This provides parents and carers with information and advice on how to ensure that children and young people get the greatest benefit from the smartphone revolution whilst avoiding the challenges and risks which are of concern to parents worldwide.

The Vodafone Digital Parenting app is designed for smartphones running the Android operating system and is also available free of charge from today for Vodafone customers in the UK, with other markets to follow in due course.

Vodafone is also part of the cross-sector educational initiative, Teach Today, which provides schools with information about positive, safe and responsible use of new technologies. The Teach Today initiative is endorsed by the European Commission.

Vodafone Group CEO, Vittorio Colao said, “The smartphone revolution is enormously positive for society, transforming the way millions of people communicate, share and learn. Children and young people have an intuitive understanding of the new world of smartphone communications and the mobile internet. However, parents who are concerned about the potential risks from cyber-bullying and unsuitable content often lack the tools, support and skills to protect and support their children. The Vodafone Guardian and Digital Parenting apps will empower parents and enhance their ability to share in their children’s digital journey to adulthood.”

# Ends #

Notes to editors

The Vodafone Guardian app was developed by the Vodafone Foundation as part of its ‘Mobiles for Good’ programme.

The Vodafone Guardian app’s name will vary country by country (for example, Vodafone Guardian in the UK and Smart Tutor in Italy and Spain). It will be available for download in Vodafone AppSelect, Vodafone’s Android Market operator channel, and through the Android Market.

The Vodafone Digital Parenting app will also be available for download in Vodafone AppSelect, Vodafone’s Android Market operator channel, and through the Android Market.

For more information on the Vodafone Digital Parenting initiative, visit www.vodafone.com/parents.

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 391 million customers in its controlled and jointly controlled markets as at 30 September 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com

For further information

Vodafone Group Media Relations

Groupmediarelations@vodafone.com

+44 (0) 1635 664444

© Vodafone Group 2011. Vodafone, the Vodafone logo, Vodafone Guardian, Smart Tutor are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

6 December 2011

THE SMARTPHONE REVOLUTION: ACCESSIBLE TO ALL

Vodafone has announced the winners of the inaugural Vodafone Foundation Smart Accessibility Awards at a ceremony attended by the European Commissioner for Digital Agenda Neelie Kroes and Vodafone Group Chief Executive Vittorio Colao.

The mobile internet is central to the daily lives of hundreds of millions of people around the world as an increasing number of consumers turn to smartphones for messaging, social networking, access to information and entertainment and many other services.

Smartphones offer significant benefits for the more than 1 billion people who live with some form of disability. Applications targeting the specific challenges faced by disabled and older people - for example, text-to-speech services for the visually impaired - can directly enhance quality of life. However, relatively few mobile application developers focus on the potential that smartphone apps have to help people with disabilities play a more active and independent role in society.

The Vodafone Foundation partnered with AGE Platform Europe and the European Disability Forum (EDF) to devise and deliver the Smart Accessibility Awards:  an international competition which rewards developers who have the creativity, vision and social commitment to harness the power of smartphones and the mobile internet in support of disabled and older people’s needs.

The winning smartphone apps whose developers will share the €200,000 prize fund are:

Help Talk (Wellbeing category)

Help Talk is designed for people who are unable to communicate by speech, whether permanently or temporarily, such as those recovering from strokes. The application presents a set of commands represented by icons which when tapped ‘speak’ the basic need or desire - such as ‘I’m thirsty’ or ‘I feel pain’ - and goes on to allow the user to provide further detail in the same way.

Wheelmap (Mobility category)

Wheelmap helps people with impaired mobility who may literally face obstacles as they go about their everyday life. Crowdsourcing lets users of the application rate and review the accessibility for wheelchair users of public places including cafes, museums, hotels and shops.  In one month 1200 users registered for the app, and 180,000 places were reviewed.

Zoom Plus Magnifier (Independent living category)

Zoom Plus Magnifier app allows people with visual disabilities including colour blindness and long or short-sightedness, as well as some forms of dyslexia, to easily read text by applying a magnifier, sharpening the focus, or adjusting font and background colours.

BIG Launcher (Social participation category)

BIG Launcher is an alternative customisable Android homescreen, for elderly or visually impaired users who often struggle to use the small keyboards on most devices. It uses big buttons and large fonts to represent all the basic functions of the phone – telephone, SMS messages, camera, gallery, SOS button and installed apps.

Vittorio Colao, Vodafone Group CEO said, “Vodafone is committed to doing all we can to empower consumers of all ages and abilities: we want to extend the smartphone revolution to as many communities as possible.”

Neelie Kroes, European Commissioner for Digital Agenda said, “We need relevant smartphone apps for all our communities. I congratulate the winners of the Smart Accessibility Awards and the Vodafone Foundation for helping bring the benefits of smartphones to all Europeans. Everyone can gain from the digital revolution. “

Rodolfo Cattani, EDF Executive Secretary said, “Accessibility and interoperability of communications devices are vital to making possible the professional and cultural inclusion of people with disabilities. At the same time, when not accessible, the technology can create new obstacles and can lead to new forms of discrimination.”

“Mobile technology has an important role to play in the context of the European Year 2012 for Active Ageing and Solidarity between Generations which aims at supporting older people to be active in all areas of their lives and live independently for longer”, observed Anne-Sophie Parent, AGE Secretary-General. “In a society driven by new technologies, it is essential to make sure new applications are accessible to all, in order to avoid increasing the digital divide and the social exclusion of the most vulnerable groups of the population.”

Winning applications will be available to Vodafone customers using Android smartphones.

For more information about the awards or mobile accessibility, visit

http://developer.vodafone.com/smartaccess2011   or   http://www.guardian.co.uk/smart-accessibility

- ends -

Notes to editors

1. AGE Platform Europe is the European network of around 160 organisations of, and for, people aged 50 or older.

2. The European Disability Forum (EDF) is an NGO that represents the interests of 80 million Europeans with disabilities.

3. The Vodafone Foundation worked with Vodafone Developer to engage mobile application developers across Europe. The programme encourages and supports mobile innovation by working with developers and start-ups across multiple technology platforms and sectors to bring their ideas and businesses to market and help them flourish.

4. The World Report on Disability from the World Health Organisation (WHO) and the World Bank (2011) estimated that there are now more than 1 billion people around the world who experience some form of disability, with 110-190 million of them encountering significant difficulties.

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 391 million customers in its controlled and jointly controlled markets as at 30 September 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com

For further information

Vodafone Group Media Relations

Groupmediarelations@vodafone.com

+44 (0) 1635 664444

© Vodafone Group 2011. Vodafone, the Vodafone logo and Vodafone Foundation Smart Accessibility Awards are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

2 December 2011

RNS:  2137T

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	1 December 2011

Number of ordinary shares purchased:	13,200,000

Highest purchase price paid per share:	174.85p

Lowest purchase price paid per share:	171.3p

Volume weighted average price per share:	173.6405p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,058,599,938 shares at a cost (including dealing and associated costs) of £1,773,039,732.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 December 2011

Number of ordinary shares transferred:	63,715

Highest transfer price per share:	169.8p

Lowest transfer price per share:	169.8p

Following both the above transactions, Vodafone holds 5,032,678,004 of its ordinary shares in treasury and has 50,282,092,385 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

6 December 2011

RNS:  3881T

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	5 December 2011

Number of ordinary shares purchased:	6,900,000

Highest purchase price paid per share:	174.4p

Lowest purchase price paid per share:	171.8p

Volume weighted average price per share:	173.3524p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,065,499,938 shares at a cost (including dealing and associated costs) of £1,785,063,248.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 December 2011

Number of ordinary shares transferred:	182,336

Highest transfer price per share:	173.15p

Lowest transfer price per share:	172.1p

Following both the above transactions, Vodafone holds 5,039,395,668 of its ordinary shares in treasury and has 50,275,374,721 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

7 December 2011

RNS:  4790T

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	6 December 2011

Number of ordinary shares purchased:	7,000,000

Highest purchase price paid per share:	175.75p

Lowest purchase price paid per share:	172.75p

Volume weighted average price per share:	174.4325p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,072,499,938 shares at a cost (including dealing and associated costs) of £1,797,337,017.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 December 2011

Number of ordinary shares transferred:	263,063

Highest transfer price per share:	172.1p

Lowest transfer price per share:	172.1p

Following both the above transactions, Vodafone holds 5,046,132,605 of its ordinary shares in treasury and has 50,268,637,784 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

8 December 2011

RNS:  5617T

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	7 December 2011

Number of ordinary shares purchased:	10,200,000

Highest purchase price paid per share:	175.8p

Lowest purchase price paid per share:	170.5p

Volume weighted average price per share:	172.9605p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,082,699,938 shares at a cost (including dealing and associated costs) of £1,815,070,727.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 December 2011

Number of ordinary shares transferred:	45,887

Highest transfer price per share:	173.05p

Lowest transfer price per share:	173.05p

Following both the above transactions, Vodafone holds 5,056,286,718 of its ordinary shares in treasury and has 50,258,483,671 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

8 December 2011

RNS: 6393T

VODAFONE GROUP PLC

SHARE PURCHASES

Further to its announcement on 20 June 2011 regarding the commencement of a £4bn share buyback programme, Vodafone Group Plc (‘Vodafone’) announces that it has today given irrevocable instructions to Deutsche Bank AG London, Citigroup Global Markets U.K. Equity Limited, UBS Limited and J.P. Morgan Cazenove to purchase Vodafone shares on Vodafone’s behalf during the period from 4 January 2012 until the earlier of the completion of the £4bn share buyback programme or 23 July 2012 (the “Period”). The purchase of shares in the Period pursuant to the irrevocable instructions and the £4bn share buyback programme will be executed at all times only in accordance with Vodafone’s authority to make market purchases of its shares.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

12 December 2011

RNS:  7379T

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	9 December 2011

Number of ordinary shares purchased:	9,000,000

Highest purchase price paid per share:	175p

Lowest purchase price paid per share:	172.1p

Volume weighted average price per share:	174.0638p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,091,699,938 shares at a cost (including dealing and associated costs) of £1,830,817,932.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 December 2011

Number of ordinary shares transferred:	183,246

Highest transfer price per share:	174.45p

Lowest transfer price per share:	172p

Following both the above transactions, Vodafone holds 5,065,103,472 of its ordinary shares in treasury and has 50,249,666,917 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

13 December 2011

RNS:  8225T

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

CANCELLATION OF TREASURY SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has cancelled the following number of its ordinary shares of U.S.$0.11 3/7.

Date of cancellation:	12 December 2011

Number of ordinary shares cancelled:	1,500,000,000

PURCHASE OF SHARES

Vodafone has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Date of purchase:	12 December 2011

Number of ordinary shares purchased:	10,000,000

Highest purchase price paid per share:	175.8p

Lowest purchase price paid per share:	173.35p

Volume weighted average price per share:	174.4874p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,101,699,938 shares at a cost (including dealing and associated costs) of £1,848,357,407.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Date of transfer:	12 December 2011

Number of ordinary shares transferred:	152,301

Highest transfer price per share:	174.15p

Lowest transfer price per share:	92.99p

Following the cancellation, purchases and transfer referred to above, Vodafone holds 3,574,951,171 of its ordinary shares in treasury and has 50,239,819,218 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

14 December 2011

RNS:  9064T

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	13 December 2011

Number of ordinary shares purchased:	11,600,000

Highest purchase price paid per share:	178p

Lowest purchase price paid per share:	173.8p

Volume weighted average price per share:	176.2398p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,113,299,938 shares at a cost (including dealing and associated costs) of £1,868,907,532.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 December 2011

Number of ordinary shares transferred:	390,064

Highest transfer price per share:	174.35p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 3,586,161,107 of its ordinary shares in treasury and has 50,228,609,282 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

15 December 2011

RNS: 0078U

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	14 December 2011

Number of ordinary shares purchased:	11,700,000

Highest purchase price paid per share:	177.95p

Lowest purchase price paid per share:	174.45p

Volume weighted average price per share:	176.3692p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,124,999,938 shares at a cost (including dealing and associated costs) of £1,889,650,033.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 December 2011

Number of ordinary shares transferred:	117,065

Highest transfer price per share:	173.15p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 3,597,744,042 of its ordinary shares in treasury and has 50,217,026,347 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

16 December 2011

RNS: 1463U

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 15 December 2011 by Computershare Trustees Limited that on 12 December 2011 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 174.35p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes *	144
Andrew Halford*	144
Matthew Kirk	144
Ronald Schellekens	144

* Denotes Director of the Company

19 December 2011

RNS:  1888U

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	16 December 2011

Number of ordinary shares purchased:	12,200,000

Highest purchase price paid per share:	177.75p

Lowest purchase price paid per share:	175.45p

Volume weighted average price per share:	176.6243p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,137,199,938 shares at a cost (including dealing and associated costs) of £1,911,310,249.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 December 2011

Number of ordinary shares transferred:	62,647

Highest transfer price per share:	177.2p

Lowest transfer price per share:	174.2p

Following both the above transactions, Vodafone holds 3,609,881,395 of its ordinary shares in treasury and has 50,204,888,994 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

20 December 2011

RNS:  2792U

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	19 December 2011

Number of ordinary shares purchased:	8,400,000

Highest purchase price paid per share:	175.85p

Lowest purchase price paid per share:	173.7p

Volume weighted average price per share:	174.5765p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,145,599,938 shares at a cost (including dealing and associated costs) of £1,926,050,931.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 December 2011

Number of ordinary shares transferred:	41,919

Highest transfer price per share:	174.95p

Lowest transfer price per share:	174.5p

Following both the above transactions, Vodafone holds 3,618,239,476 of its ordinary shares in treasury and has 50,196,530,913 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

21 December 2011

RNS:  3700U

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	20 December 2011

Number of ordinary shares purchased:	5,600,000

Highest purchase price paid per share:	174.85p

Lowest purchase price paid per share:	172.9p

Volume weighted average price per share:	173.8039p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,151,199,938 shares at a cost (including dealing and associated costs) of £1,935,834,562.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 December 2011

Number of ordinary shares transferred:	74,536

Highest transfer price per share:	174.5p

Lowest transfer price per share:	174.5p

Following both the above transactions, Vodafone holds 3,623,764,940 of its ordinary shares in treasury and has 50,191,005,449 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

22 December 2011

RNS:  4555U

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	21 December 2011

Number of ordinary shares purchased:	7,600,000

Highest purchase price paid per share:	175.05p

Lowest purchase price paid per share:	172.3p

Volume weighted average price per share:	173.5124p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,158,799,938 shares at a cost (including dealing and associated costs) of £1,949,090,077.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 December 2011

Number of ordinary shares transferred:	23,343

Highest transfer price per share:	174.5p

Lowest transfer price per share:	174.5p

Following both the above transactions, Vodafone holds 3,631,341,597 of its ordinary shares in treasury and has 50,183,428,792 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

23 December 2011

RNS:  5439U

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	22 December 2011

Number of ordinary shares purchased:	6,600,000

Highest purchase price paid per share:	174.1p

Lowest purchase price paid per share:	172.1p

Volume weighted average price per share:	173.0077p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,165,399,938 shares at a cost (including dealing and associated costs) of £1,960,567,963.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 December 2011

Number of ordinary shares transferred:	26,792

Highest transfer price per share:	92.99p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 3,637,914,805 of its ordinary shares in treasury and has 50,176,855,584 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

28 December 2011

RNS:  5906U

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 December 2011

Number of ordinary shares transferred:	28,860

Highest transfer price per share:	173.05p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 3,637,885,945 of its ordinary shares in treasury and has 50,176,884,444 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

29 December 2011

RNS:  6902U

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 December 2011

Number of ordinary shares transferred:	21,436

Highest transfer price per share:	176.3p

Lowest transfer price per share:	176.3p

Following the above transfer, Vodafone holds 3,637,864,509 of its ordinary shares in treasury and has 50,176,905,880 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

30 December 2011

RNS:  7675U

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	29 December 2011

Number of ordinary shares purchased:	5,000,000

Highest purchase price paid per share:	178.95p

Lowest purchase price paid per share:	176.05p

Volume weighted average price per share:	177.8208p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,170,399,938 shares at a cost (including dealing and associated costs) of £1,969,505,237.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 December 2011

Number of ordinary shares transferred:	167,511

Highest transfer price per share:	176.3p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 3,642,696,998 of its ordinary shares in treasury and has 53,814,770,389 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 50,172,073,391 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 50,172,073,391.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 9, 2012	By: /s/	R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary